Exhibit 99.3

As the Qualified Person responsible for preparing the Technical Report, titled “NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex, Huarochirí Province, Lima Region, dated February 02, 2018,” with an effective date of December 20, 2017, and prepared for Great Panther Silver Limited., I, Daniel A. Saint Don, P. Eng., do hereby certify that:

(a)	I am the Underground Mining Practice Leader at:

Golder Associates Inc.

44 Union Boulevard, Suite 300, Lakewood, Colorado USA 80228

(b)	I am a member of the Association of Professional Engineers of Ontario (APEO).

(c)	I graduated with a Bachelor of Science in Mining Engineering from Michigan Technological University, Houghton, Michigan, in 1987. I was granted a Master’s of Business Administration (MBA), from Westminster College (the Gore School of Business), Salt Lake City, Utah, in 2007.

I have worked as a Mining Engineer for 30 years. My experience has included mine operations, technical services, cost estimating, budgeting, cash flow modelling and project development of narrow vein mines. I was awarded a Master’s of Business Administration (MBA) from Westminster College in Salt Lake City in 2007.

As a result of my education, professional qualifications, and experience, I am a Qualified Person, as defined in National Instrument 43-101.

(d)	I visited the Project Site from January 10, 2017, to January 12, 2017, to perform a Qualified Person current personal inspection site visit as required under NI 43-101. During the site visit I reviewed the general mine infrastructure, access roads, mine portals, underground development, underground production areas, camp facilities, offices, and shop.

(e)	I am the co-author of the Technical Report titled NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex Huarochirí Province, Lima Region, Perú, dated 2 February 2018.

(f)	I am responsible for the preparation of Items 1.0, 1.4, 1.7, 1.8, 1.9, 2, 3, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 14.7, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, and 27 of the Technical Report, titled “NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex Huarochirí Province, Lima Region, Perú, dated 2 February 2018.”

(g)	I have read the definition of ‘Qualified Person’ set out in National Instrument 43-101 (‘the Instrument’) and certify that by reason of my education, professional qualifications, and past relevant experience, I fulfil the requirements of a ‘Qualified Person’ for the purposes of the Instrument.

(h)	I am independent of Great Panther Silver Limited (GPR; the ”Issuer”) in accordance with the guidelines and requirements presented in Section 1.5 of the Instrument.

(i)	I have worked on mine planning and mine optimization studies at the Corocancha Mine Complex previous to this Technical Report

(j)	I have read the Instrument and Form 43-101F1 and the Companion Policy 43-101CP, and this technical report has been prepared in compliance with the guidelines presented in the Instrument, Form 43-101F1, and Form 43-101CP.

(k)	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Denver, Colorado this 2 of February 2018.

Signed By
/s/ Daniel A. Saint Don, P.Eng.
Daniel A. Saint Don, P.Eng.

Daniel A. Saint Don, P.Eng.
Print name of Qualified Person